SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
                               ------------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934


                        For the month of: September 2003

                        Commission File Number: 000-28882

                             World Heart Corporation
               --------------------------------------------------
               (Exact name of registrant as specified in charter)

                                       N/A
                 -----------------------------------------------
                 (Translation of registrant's name into English)

                                     Ontario
                         ------------------------------
                         (Jurisdiction of organization)

                     1 Laser Street, Ottawa, Ontario K2E 7V1
                    ----------------------------------------
                    (Address of principal executive offices)

                  Registrant's telephone number: (613) 226-4278



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                              Form 20-F X      Form 40-F
                                       ---

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                              Yes              No  X
                                   ---            ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

This Form 6-K consists of the following:

1. Press release of World Heart Corporation (the "Company"), dated September 23, 2003 announcing the closing of a private placement of securities and a restructuring of the Company's Board of Directors.

News Release

FOR IMMEDIATE RELEASE

                World Heart Corporation Closes Equity Investment
                    Restructures Board - Refocuses Operations

OTTAWA - September 23, 2003 (OTCBB: WHRTF, TSX: WHT) - World Heart Corporation (WorldHeart), today announced the closing of a Private Placement of 74,700,000 Units at $0.85 (US$0.62) per Unit, for total gross proceeds of approximately $63,500,000 (US $46,300,000). Each Unit consists of one common share and one common share purchase warrant. Each warrant may be exercised at any time prior to September 23, 2008 at a price of $1.15 per share. The Warrants are callable by the Corporation for cash exercise only at any time should the Common Shares trade at $2.50 (prior to any share splits) for 20 consecutive trading days, however, no more than 20% of the total Warrant issue may be called in any 3-month period. The Units are subject to a 4-month hold in Canada and will not be freely tradable by buyers in the United States pending clearance of a registration statement. The Corporation has agreed to file a registration statement within 30 days of closing. Roth Capital Partners acted as U.S. placement agent and Research Capital Corporation acted as Canadian placement agent. Each jurisdiction accounted for approximately one half of the total gross proceeds.

Also completed today was the exchange of US$58,000,000 of preferred shares of World Heart Inc., a subsidiary of WorldHeart, held by Edwards Lifesciences, LLC (Edwards), for a total of 4,981,128 WorldHeart common shares. A further US$20,000,000 of preferred shares of WorldHeart plus accrued dividends also held by Edwards will be converted to 3,500,000 WorldHeart common shares, and 7,000,000 warrants carrying the same terms as the warrants in the Units, subject to shareholder approval.

These transactions add gross cash of $63,500,000 (US$46,300,000) to common share equity and replace with common shares $66,000,000 (US$48,000,000) of preferred share liabilities, being the value carried on the Corporation's balance sheet for the preferred shares. Equity attributable to common shares is increased by $129,500,000 (US$94,300,000). Total shares issued and outstanding will be approximately 105,000,000. Based on the latest financial report at June 30, 2003 the net book value per share reflecting these transactions is $0.73 (US$0.54) per share issued and outstanding. Cash will be applied to repay debt, reduce trade payables, fund restructuring costs estimated to be $5,000,000 (US$3,600,000), and provide working capital of approximately $35,000,000 (US$25,500,000). A proforma summary balance sheet is attached.

The Corporation will seek approval of shareholders for a "reverse split" of common shares. A meeting of shareholders will be held during the fourth quarter after required notice to all shareholders. The Corporation has also agreed to seek re-listing on the NASDAQ as soon as listing requirements are met.

The Board of Directors has been restructured and reduced to five members. The Chief Executive Officer, Mr. Roderick M. Bryden, remains on the Board, along with independent director Mr. C. Ian Ross. Mr. Ross has been elected Chairman of the Board of Directors. Mr. Robert J. Majteles of Treehouse Capital, LLC, of Emeryville, CA., has been appointed to the Board at the nomination of the lead investor, Special Situations Funds of New York. One additional director will be nominated by Special Situations Funds and one by Research Capital Corporation. A profile of Mr. Ross and Mr. Majteles is attached.

As announced at the Annual General Meeting (AGM) of shareholders on June 16, 2003, WorldHeart will focus its business on increasing market penetration of its Novacor(R) LVAS (Left Ventricular Assist System).

Approval of the ePTFE inflow conduit in the United States and in Canada during the first quarter this year, following European approval in 2001, has resulted in more than 150 implants of Novacor LVAS using this conduit. Clinical results show the risk of stroke to be fully competitive with alternative mechanical assist devices. This, together with the recognized reliability and durability of Novacor LVAS, provides the basis to establish this product as a market leader in implantable mechanical heart assist. Development of the market can now be pursued from a strong financial base.

Investment in the next-generation HeartSaverVAD(TM) (Ventricular Assist Device) will continue, targeting its introduction in 2007-2008. As previously announced, HeartSaverVAD will be pulsatile, driven by direct magnetic actuation and approximately half the size of Novacor LVAS. HeartSaverVAD is expected to be produced in both a fully implantable model and in a model using a percutaneous lead for power and data transfer.

During the first half of this year, revenues increased and costs declined significantly. Further actions will now be taken to increase resources focused on regulatory approvals, quality assurance, production, marketing, sales and field support for Novacor LVAS, with a reduction in the rate of expenditure on development of HeartSaverVAD. With the combined results of these actions, the Corporation expects to achieve profitability and positive cash flow from operations during 2004. A total of 32 positions are being eliminated, 24 in Ottawa and 8 in Oakland, bringing total staff to 103. During the fourth quarter, 16 positions are planned to be filled in manufacturing, sales, quality assurance and field support.

Coincident with closing of the equity transactions, a number of important Executive and Advisory Appointments have been made:

As announced at the AGM, Dr. Tofy Mussivand, a Founder of WorldHeart and a key part of its development, has stepped down as Chairman and Chief Scientific Officer. Dr. Mussivand has been appointed Scientific Advisor.

Mr. Ian Malone has retired from his position of Vice-President and Chief Financial Officer, a position he has held since the incorporation of WorldHeart in 1996. Mr. Mark Goudie, Director of Finance with the Corporation since April 2002, has been appointed Vice-President and Chief Financial Officer, effective October 1.

Mr. Robert Griffin remains Vice-President Manufacturing, and will drive the program to increase Novacor LVAS production and reduce product costs, while maintaining the unblemished Novacor LVAS record for reliability and durability.

Mr. Douglas Hillier remains as Sr. Vice-President Sales and Marketing. Mr. Hillier will lead the expanded effort in these areas including addition of senior sales management and senior marketing resources.

Mr. Jal S. Jassawalla has been named Executive Vice-President and Chief Technical Officer, effective immediately. Mr. Jassawalla retains his current responsibilities for Research and Development and adds Quality Assurance, Clinical Affairs and Technical Support under his direction.

Mrs. Daniella Kennedy remains Vice-President Corporate Services, responsible for Human Resources, Information and Communication Services and non-financial operational reporting.

Ms. Linda Reed Strauss is appointed Vice-President Regulatory Affairs and Reimbursement. Ms. Reed Strauss was Vice-President Regulatory Affairs and Quality Assurance. The revision in responsibility reflects increased focus in the regulatory and reimbursement areas.

About Novacor LVAS
Novacor LVAS is an implanted electromagnetically driven pump that provides circulatory support by taking over part or all of the workload of the left ventricle. With implants in over 1480 patients, no deaths have been attributed to device failure, and some recipients have lived with their original pumps for as long as four years - statistics unmatched by any other implanted mechanical circulatory support device on the market.

Novacor LVAS is commercially approved as a bridge to transplantation in the U.S. and Canada. In the United States, the FDA is currently reviewing WorldHeart's submission to expand the current indication for Novacor LVAS to include implants in end-stage heart failure patients who are not candidates for cardiac transplantation. Approval would significantly expand the product's potential market.

In Europe, the Novacor LVAS has unrestricted approval for use as a bridge to transplantation, an alternative to transplantation and to support patients who may have an ability to recover the use of their natural heart. In Japan, the device is commercially approved for use in cardiac patients at risk of imminent death from non-reversible left ventricular failure for which there is no alternative except heart transplantation.

World Heart Corporation, a global medical device company based in Ottawa, Ontario and Oakland, California, is currently focused on the development and commercialization of pulsatile ventricular assist devices. Its Novacor LVAS (Left Ventricular Assist System) is well established in the marketplace and its next-generation technology, HeartSaverVAD(TM), is a fully implantable assist device intended for long-term support of patients with heart failure.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

Any forward-looking statements in this release are made pursuant to the safe harbour provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that all forward-looking statements involve risk and uncertainties, including without limitation, risks in product development and market acceptance of and demand for the Corporation's products, risks of downturns in economic conditions generally, and in the medical devices markets, risks associated with costs and delays posed by government regulation, limitations on third party reimbursement, inability to protect proprietary technology, potential product liability and other risks detailed in the Corporation's filings with the U.S. Securities and Exchange Commission.


Please note that biographies for Mr. Majteles and Mr. Ross are attached.

For more information, please contact:
Michelle Banning, Manager, Corporate Communication
(613) 226-4278, ext: 2295, or (510) 563-4995
communications@worldheart.com


WORLD HEART CORPORATION
Proforma Summary Balance Sheet
(in Cdn$ thousands)

-----------------------------------------------------------------------------------------------------------------
                                         June 30,       Edwards        Private           Repay     Proforma
                                             2003      Convert.      Placement          Loans/     June 30, 2003
                                      (unaudited)                                        Other              (2.)
                                                                          (1.)
----------------------------------------------------------------------------------------------------------------
ASSETS
   Cash                                  $     42             -         57,150        (17,148)           40,044
   Other current assets                     8,894             -              -              -             8,894
   Non-current assets                      29,093             -              -              -            29,093
                                     ---------------------------------------------------------------------------
                                         $ 38,029             -         57,150        (17,148)           78,031
                                     ===========================================================================

LIABILITIES AND
SHAREHOLDERS' EQUITY
   Current liabilities                   $ 15,606             -              -         (7,000)            8,606
   Loans                                   10,148             -              -        (10,148)                -
   Preferred shares                        65,659       (65,659)             -              -                 -

Shareholders' equity                      (53,384)       65,659         57,150              -            69,425
                                     --------------------------------------------------------------------------
                                         $ 38,029             -         57,150        (17,148)           78,031
================================================================================================================


WORLD HEART CORPORATION
Proforma Summary Common Shares and Fully Diluted Common Shares
(in thousands of shares)

----------------------------------------------------------------------------------------------------------------
                                                         Pre-       Edwards           Private             Post-
                                                  Transaction      Convert.         Placement       Transaction
----------------------------------------------------------------------------------------------------------------

Common Shares                                          21,951         8,481            74,700           105,132
                                                                       (3.)

Dilutive Instruments:
   Preferred shares                                     6,356        (6,356)                -                 -
   Warrants, options and other                         16,346         7,000            81,730           105,076
                                                   ------------------------------------------------------------
                                                       22,702           644            81,730           105,076
                                                   ------------------------------------------------------------

Fully Diluted Shares                                   44,653         9,125           156,430           210,208
================================================================================================================

NOTES:
(1.)     Gross transaction proceeds of $63,495,000 less fees and estimated transaction expenses.
(2.)     Does not include results of Q3, ending September 30, 2003.
(3.)     3,500,000 Edwards shares will be issued only after shareholder approval during Q4.


WorldHeart

Board of Directors


C. Ian Ross
Chairman

Mr. Ian Ross is Senior Director, Administration in the Dean's Office at the Richard Ivey School of Business, University of Western Ontario, with responsibility for managing the support functions for Canada's internationally-renowned business school, which is ranked 19th in the world by the respected Financial Times of London, a position he has held since 1999. Mr. Ross joined the business school in 1997 as Executive in Residence for the business schools' Institute for Entrepreneurship, Innovation and Growth.

Mr. Ross brings a comprehensive and broad business knowledge and experience to his position on the Board of WorldHeart. He was elected Governor in 1997 and President and CEO, in 1998 of Ortech Corporation, a research, development and testing facility owned by the Province of Ontario, managing the business and facilitating the successful privatization of this complex operation in 1999. From 1993 to 1997, as Chairman, President and CEO of Provincial Papers Inc., a producer of coated fine papers, Mr. Ross lead a turnaround of the Company from losses of $30 million per year to a profit of $20 million. The 100% employee owned business, which was acquired for $1.00 in 1993 was sold for $26 million in 1997.

Mr. Ross is a leader with strong financial and legal background who developed and implemented the growth strategy that took a company from $80 million in sales and $9 million in operating earnings to sales of $700 million, and operating earnings of $70 million in 4 years. From 1986 to 1990, as President and CEO of Paperboard Industries Corp., he lead the creation of Canada's largest integrated manufacturer of paper based packaging from recycled fibre.

Mr. Ross has had comprehensive involvement in all aspects of the business including finance, human resources, manufacturing and marketing as well as identifying and completing acquisitions and dispositions. In addition, he has extensive experience in international transactions, federal and provincial government matters, developing technologies in the computer software industry, as well as hands on experience restructuring and revitalizing management with a new market responsive strategy focused on producing top quality consistently. Mr. Ross serves as an Officer and/or Director for many prestigious companies such as Working Ventures Canadian Fund Inc. (Chair), Killdeer Management, Comcare Health Services and Praeda Management Systems.

Mr. Ross is a member of the Law Society of Upper Canada -1968, and a graduate of the University of Toronto - 1966 and the University of Western Ontario - 1963. Amongst his other numerous activities and affiliations, Mr. Ross has also acted as the President of the Canadian Bobsled Club and Manager of the 1972 Canadian Bobsled Team at the Olympic Games in Sapporo, Japan.

September 22, 2003

Robert J. Majteles
Director

Mr. Majteles has been a successful CEO of three different high tech companies -- CAMAX Systems Inc., a mechanical engineering software firm now owned by Electronic Data Systems Corporation (NYSE:EDS); ULTRADATA Corp. a publicly-traded developer of software for financial institutions, now owned by John H Harland Co. (NYSE:JH); and Citadon, Inc., a leading provider of collaboration software to the construction and engineering industries. Prior to these companies, Mr. Majteles was a merchant banker with Investment Advisers, Inc., a fund management firm located in Minneapolis, MN., and a mergers and acquisitions attorney at Skadden, Arps, Slate, Meagher & Flom. He received a law degree from Stanford University and a Bachelor of Arts degree from Columbia University.


In addition to World Heart Corporation (OTCBB: WHRTF, TSX: WHT), Mr. Majteles is also on the Board of Directors of Superconductor Technologies Inc. (NASDAQ:SCON), the global leader in high-temperature superconducting products for wireless voice and data applications; Artisoft, Inc. (NASDAQ:ASFT), a leading provider of software-based telephone systems; Attunity Ltd. (NASDAQ:ATTU), a provider of enterprise data integration software; and BigFix, Inc., a developer of software for automating hardware and software maintenance. In addition, he is a Lecturer at the Lester Center for Entrepreneurship, Haas School of Business, University of California, Berkeley.

September 22, 2003

                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                      World Heart Corporation


     Date: September 23, 2003         By:  /s/ Ian Malone
                                        ----------------------------------------
                                        Name:   Ian Malone
                                        Title:  VP Finance and Chief
                                                Financial Officer